UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2021
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 12, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.
TO:    Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Department of Government Services, Newfoundland and Labrador
RE:    Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 -
    Continuous Disclosure Obligations (“NI 51‑102”)
Following the annual meeting of shareholders of Intertape Polymer Group Inc. (the “Corporation”) held on May 12, 2021, and in accordance with section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the meeting:
1.Election of Directors

According to proxies received and a vote taken by poll at the meeting, the following individuals were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%
Robert M. Beil	37,111,362	92.51	3,004,928	7.49
Chris R. Cawston	40,093,402	99.94	22,888	0.06
Jane Craighead	40,090,448	99.94	25,842	0.06
Frank Di Tomaso	37,591,464	93.71	2,524,826	6.29
Robert J. Foster	39,343,240	98.07	773,050	1.93
Dahra Granovsky	39,918,340	99.51	197,950	0.49
James Pantelidis	37,900,888	94.48	2,215,402	5.52
Jorge N. Quintas	39,199,439	97.71	916,851	2.29
Mary Pat Salomone	39,597,688	98.71	518,602	1.29
Gregory A. C. Yull	39,347,072	98.08	769,218	1.92
Melbourne F. Yull	39,336,453	98.06	779,837	1.94

2.Appointment of Auditor

Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, was appointed as auditor of the Corporation according to proxies received and a vote taken by poll at the meeting.

3.“Say on Pay” Vote

A resolution in the form annexed as Schedule A to the Management Information Circular of the Corporation dated March 26, 2021 (the “Circular”) accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation Discussion and Analysis” in the Circular on a vote taken by poll at the meeting.

Proxies received by the Corporation prior to the meeting and taken by poll at the meeting were voted as follows:
    Votes for    38,697,645 shares (96.46%)        Votes against    1,418,645 shares (3.54%)

Signed the 12th day of May 2021.
INTERTAPE POLYMER GROUP INC.

per:    /s/ Randi Booth
Randi Booth, Senior Vice President,
General Counsel & Corporate Secretary